

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 17, 2018

Michael J. Warren
Chief Executive Officer
Airborne Wireless Network
4115 Guardian Street, Suite C
Simi Valley, California 93063

> **Re: Airborne Wireless Network**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 6, 2018**
> **File No. 333-220295**

Dear Mr. Warren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2018 letter.

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A including the number of units offered, the number of warrants included as part of the units, the exercise price of the warrants, and information regarding the terms pursuant to which the Series A Convertible Preferred converts into common stock. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses, or tell us why you believe you can omit this information under Rule 430A. Please see Rule 430A under the Securities Act of 1933 and Item 202 of Regulation S-K, and refer to Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations for guidance.

Interim Financial Statements

General

2. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X and related financial data.

    You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products